Terminal 76 Brewing Co.



Business Plan

Contact Information

Steve Chouinard

631-338-5183

Justin Cramer

631-942-5652

Terminal76Brewing@gmail.com

<u>TERMINAL 76 BREWING CO. BUSINESS PLAN</u>

TABLE OF CONTENTS:

EXECUTIVE SUMMARY

The Terminal 76 Brewing Company is a microbrewery incorporated as a limited liability company. The business will operate in Suffolk County with an estimated completion date of September 2022.

The Terminal 76 Brewing Company will bring patrons a unique experience that commemorates Long Island's special history in aerospace and flight. The Terminal 76 Brewing Company will feature an eclectic array of small batch beers and hard ciders.

The company will be co-operated by its founders, Stephen Chouinard and Justin Cramer. Stephen will function as Head of Business Operations and Justin will function as Head of Brewery Management. The management team will also include a marketing and branding manager.

Fueled by an intense passion for small-batch beers, Stephen Chouinard took up home brewing in January of 2018 with a clear vision – to own a brewery.

As a career aerospace engineer with a part-time home based business, he was confident that he had the creativity, leadership skills and ability to create a unique environment for people who shared his passion for delicious, ice-cold beer. He immediately began studying the industry and crafting his own unique recipes and brewing a different five gallon batch almost every week. Knowing he needed a customer base, Stephen organized private release events where he shared his creations with family, friends and like-minded people. These events now draw crowds of 100+ people.

In addition, he participated in major beer-tasting events as part of the Long Island Beer and Malt Enthusiasts home brew club. In November of 2018, his Cream Ale, "The Glider", took third place in a competition. In 2019, their Irish Red Ale, "The Red Arrows", also took third place in a competition.

When Justin Cramer joined the effort in May 2018, Stephen had the partner he needed to take things to the next level. Stephen enjoys juicy IPAs and Belgian style beers, while Justin appreciates the darker porters and stouts. Together, they had the palette and appreciation to make many different styles. Since the duo both have a background in aerospace, aligned with Justin's previous military background, they knew they wanted to create a taproom showcasing Long Island's history in aerospace and aviation.

The Terminal 76 Brewing Company will serve a wide selection of small batch beers including ales, pilsners and lagers. It will also feature a few unique ciders, such as a honey apple cider and bourbon barrel aged apple cider. They look to attract patrons who may not have appreciated craft beer before with their unique styles and flavorings – such as the habanero and chocolate infused stout or the banana milkshake IPA. Inside the tasting room, customers will get to enjoy the aviation museum-like experience the taproom offers. With 12 taps showcasing 8 different beers, 2 ciders and 2 special rotating options varying from a hard seltzer to a holiday beer or cider, patrons will have an array of options to choose from. When it comes to naming it's beers, Terminal 76 will similarly use flight-themed names such as the B-2 Stealth Bomber Stout or use a play-on-words like the Ryeconnaissance Rye IPA.

The most unique part of Terminal 76 Brewing will be it's "Brew-Your-Own" experience they offer it's patrons. Located in a private room, occupying approximately 1,500 sq. ft within the brewery. Customers will have to book "Brew-Your-Own" sessions in advance online for groups from 2 to 12 people. On their scheduled day, customers will be educated on beer styles and select one for the group to make. With the guidance of a certified-brewer, the group will perform each phase of the brewing process. At home they will use an online template to customize and submit their own labels and then a few weeks later return to bottle and take home their individually curated beers. Each group makes approximately 100 12-ounce bottles of beer.

The marketing strategy of The Terminal 76 Brewing Company will utilize a combination of leveraging social media platforms, promotions at local events and collaborative efforts with neighboring breweries. In addition, The Terminal 76 Brewing Company will use its frequent customer program ("mug club"), specials, brewery tours and unique "Brew-Your-Own" experience to attract customers and keep them coming back. Pricing of Terminal 76 Brewing products will be based on competition, cost and demand.

The Terminal 76 Brewing Company is seeking an outlay of $500,000 from various loans, grants and investors. This amount will be used to secure its location, equipment, construction and everything it needs to get started.

MISSION

Vision: To bring a unique, aviation-focused brewery experience to Suffolk County and the surrounding Long Island area.

Mission: The Terminal 76 Brewing Company in Suffolk County on Long Island will provide high quality beer and beverages to the general public and microbrew aficionado. We want to have our customers enjoy the engaging atmosphere and gain an appreciation for the process of brewing beer. Long Island has a unique and special history in the aviation and aerospace industry. The Terminal 76 Brewing Company will tell that story through its beer and unique tasting room environment. With its exclusive "Brew-Your-Own" experience, patrons are guided through the entire brewing process while creating a beer they will be able to take home and share with family and friends.

ORGANIZATION

Company Named

The Legal Name is: Terminal 76 Brewing Company, LLC.

Legal Form of Business

The Terminal 76 Brewing Company is incorporated as an LLC located at 84 S Coleman Rd, Centereach NY 11720. The current location will move once a new location is secured and the facilities are completed.

Management Summary

Operating as Head of Business Operations, Stephen Chouinard, is from Centereach, Long Island. Stephen has 14 years of experience in the aerospace manufacturing industry, fifteen years of experience in managing a home-based business and leading a small team behind him, as well as three years as a homebrewer.

Operating as Head of Brewery Management, Justin Cramer, is from Rocky Point, Long Island. **(Fill in Justin's experience)**

Stephen Chouinard, Head of Business Operations

1. Responsible for maintaining the vision, mission, and philosophy of the company
2. Oversees the brewery as a whole, maintaining the integrity of the operations along with the marketing and sales through advisors
3. Handles all phases of the brewing cycle for all beer produced on site
4. Manages website/social media and events

Justin Cramer, Head of Brewery Management

1. Responsible for equipment and facility maintenance
2. Assists in all phases of the brewing cycle for all beer produced on site
3. Manages inventory
4. Responsible for maintaining the cleanliness and control of the brewhouse

Vincent Chiarelli, Sales and Marketing Manager

1. Maintains and establishes relationships with beer distributors, bars and restaurants
2. Assists in sales within brewery's taproom
3. Responsible for promotional materials and social media presence

Company Attorney

1. Responsible for establishing an LLC business form
2. Prepare and file necessary legal documentation
3. Responsible for contractual relations with investors and potential investors
4. Responsible for all legal proceedings

Accountant

1. Assist in directing the finances for the brewery
2. Manage all budgets, projections, and all statements necessary for tax filings
3. Assist in preparing financial reports to help make business decisions

BUSINESS OVERVIEW

Microbrewery Description:

A microbrewery is a limited-production brewery, producing less than 75,000 barrels of beer per year with a concentration on exotic or high quality beer. The microbrewing movement began in the United Kingdom in the 1970s, although traditional artisanal brewing existed in Europe for centuries and subsequently spread to other countries. As the movement grew and some breweries expanded their production and distribution, the more encompassing concept of craft brewing emerged. A brewpub is a pub that brews its own beer for sale on the premises.

Location:

Terminal 76 Brewing is looking to secure a location of approximately 4,000 square feet which will be divided between the tasting room, brewhouse, merchandise room and brew-your-own room.

Seating:

Patrons may relax in the approx. 2000 sq. ft. of space designated for the tasting room. There will be tables for both two and four and benches for up to eight customers each. One couch with room for 3 will be available. The bar will have seats for up to ten patrons.

Decorations:

The interior décor will resemble that of an aircraft hangar and be warm-natural-stone, wood and steel in design. There will be wall hangings and memorabilia decorating the walls and ceilings. The brew system will be shown off in a bay window.

Parking:

There will be on-street parking in front of The Terminal 76 Brewing Company, a free public parking lot in the front and sides of the building.

PRODUCTS

The Terminal 76 Brewing Company will feature numerous types of beers brewed on–site by Stephen Chouinard and Justin Cramer. To suit the tastes of many, The Terminal 76 Brewing Company will also serve their own brewed on-site craft ciders.

Craft beers will be brewed in a 5 barrel Stainless Steel system. There will be $175,000 dedicated to cover the cost of this system. The Terminal 76 Brewing Company will make this system easily viewable to anyone in the tasting room, so they can enjoy its beauty and know where the beer they are drinking is coming from.

Starting with 4 5-barrel fermenters for beer and 1 5-barrel fermenter for cider, we will be able to brew 4 beers every 3 weeks and 1 cider every 4 weeks. One "barrel" is equivalent to 31 gallons. With that, we *could* brew 17 times a year and have 10,540 gallons of beer produced per year (approx. 980 12-oz pints).

We will distribute the beer and cider exclusively through the taproom. We will offer 4oz tasting samples, 8oz glasses and 16oz pints available for on-premise consumption. If patrons would like to take our beer home, we will fill growlers (64oz glass jars) or crowlers (32oz single serve cans). After being in operation from 6 months to a year, we will additionally package 16 oz cans and offer them in 4-packs to sell through our taproom as well. Additionally, certain offerings will be packaged in individual 20oz bottles.

The Terminal 76 Brewing Company will also make the presentation of beer a highlight. Unique coasters will be printed to coincide with each beer served. Main styles of beers that will be brewed by The Terminal 76 Brewing Company are:

- India Pale Ales (IPA) – a typically hoppy beer style, ranging from 5.0% - 10% ABV
- Stout – A dark beer made with roasted malts
- Wheat – Light in color, made with wheat malts
- Belgian-style – Typically heavy in alcohol content (9.0% - 12.0%), sweet in taste
- Pilsner – A type of pale lager
- Lager – The generic name for bottom-fermented beer. Less bitter than Pilsners.
- Hefeweizen – Made from barley and wheat malt (50/50). Typically a summer–style.

The Terminal 76 Brewing Company will also brew seasonal styles such as a pumpkin ale, Oktoberfest, winter warmer and barleywine. In addition ciders will be produced using locally harvested apples.

GROWTH STRATEGY

Our aviation-themed taproom will offer patrons a unique inside-look into the world of both brewing and flight. In the warmer temperatures, customers will be able to enjoy their drinks outdoors in a closed perimeter. Terminal 76 will offer indoor and outdoor games such as ping pong and cornhole. On a rotating schedule, Terminal 76 will invite different food trucks to serve their food on premise. Special events will be planned such as Bingo, Trivia and Karaoke.

Another driving force to our location will be our "brew-your-own" experience. Offered in a private room, customers can schedule an event with 2-10 people. During their scheduled time, they will select a style of beer, and with the guidance of a Certified Brewer, they will be walked through the entire process of brewing a beer. Customers will return a few weeks later to package and take home their beer.

To encourage repeat customers, Terminal 76 will offer different levels of membership into our loyalty program or "mug club". Our Mug club will offer consumers free gifts, discounts, exclusive tastings, special offers, and more after paying a membership fee. In addition, we will keep customers up-to-date via our monthly email newsletter, Facebook and Instagram pages.

Using the Square POS system we will be able to track our sales and adjust our hours, staffing, product offerings and more as needed.

COMPETITION

There is a lot of competition in the craft beer industry, with several breweries opening on Long Island each year. However, The Terminal 76 Brewing Company has competitive advantages that will help separate it from the competition.

Competition can be broken up into three categories: brewpubs, bars, and restaurants. The Terminal 76 Brewing Company will essentially be competing in all three categories which are somewhat related. Brewpubs and microbreweries are growing tremendously in popularity. After meeting all requirements in a site assessment survey, the location of The Terminal 76 Brewing Company should provide a great marketing opportunity. Furthermore, there are many attractions close to The Terminal 76 Brewing Company (to be named later). The craft beer industry has become accustomed to growth; the industry has grown every year for the past 35 years.

Craft beer sales grew by 5 percent in 2017, according to the Brewers Association. It sounds like a tiny number, but it is five times the growth of overall beer sales, and belies the fact that our craft-beer scene is extraordinarily kinetic. For a place where real estate can be so expensive, Suffolk County nevertheless has the most breweries of any county in the state. Based on breweries in the pipeline, that stat won't be eclipsed any time soon. Between 2008 and 2016, the number of brewery establishments expanded sixfold, and the number of brewery workers grew by 120 percent.

Terminal 76 Brewing Company will have some stiff competition as there are many established and other new breweries opening every year. The Spider Bite Beer Company, 1940's Brewing

Company and SquareHead Brewing Company will be the most local competition (subject to change based on final location).

MARKETING AND SALES

The marketing strategy of The Terminal 76 Brewing Company is to uphold the strictest standards of quality and family fun while serving up excellent food, beer, and atmosphere. This will provide the company with a strong reputation and encourage customers to tell others about their experience. The Terminal 76 Brewing Company must prove itself among the many breweries, brewpubs, and bars in the Suffolk area. When breweries and drinking places open, people want to try them out immediately and first impressions can make or break companies in this industry. Therefore, The AeroBrew Beer Company will make sure every experience is a positive one. The Terminal 76 Brewing Company will focus on serving the finest beers and delivering them in a fashion unlike any other location. Also, the Brew-Your-Own experience will give customers something no other brewery in the area offers.

The Terminal 76 Brewing Company will use traditional and nontraditional marketing efforts to promote the brewpub. Traditional marketing efforts will include direct mailings and newspaper spots. Nontraditional marketing consists of indirect marketing. Social media, especially Facebook and Instagram, will be used to create a "buzz" that will generate word–of–mouth marketing in the general public. Periodically, The Terminal 76 Brewing Company will place discounts available on Groupon to entice the public to visit the brewery.

The Terminal 76 Brewing Company will also participate in local events such as beer tasting events and street fairs after opening. At these events, coupons, fliers and promotional merchandise will be offered and handed out. Moreover, The Terminal 76 Brewing Company will hand out these things as much as possible at as many places as it can to give the brewery as much promotion as possible.

Sales Strategy

The sales strategy of The Terminal 76 Brewing Company is direct sales to customers from the brewery. The main selling point will be beer and cider, but the Brew-Your-Own experience will be the second attraction. The focus, therefore, will be the sale of these two groups at the brewery. All advertising within the brewery will be endorsement of The Terminal 76 Brewing Company products, events, promotions, and specials. There will be no advertising for products like Anheuser–Busch.

The Terminal 76 Brewing Company will have specials within the brewery. There will be discounts for both active duty and veterans of the military. The Terminal 76 Brewing Company will also have happy hour specials on Thursdays.

The Terminal 76 Brewing Company will offer to serve as a meeting place for local groups. The Terminal 76 Brewing Company will contact church groups, senior clubs, tourist groups, and dating services about having events at the brewery. The groups will receive discounts on all beverage items during the meeting, coupons for future use, and a tour of the brewpub.

The Terminal 76 Brewing Company will also encourage pub crawls where people are driven around to different bars/breweries. These are usually set up by a group of people looking to try out different drinking places. The Terminal 76 Brewing Company will periodically mention pub crawls in its advertisements and promote it at the brewpub. Moreover, there will be frequent tours of the brewing process where consumers will get a sample of freshly brewed beer at the end. In addition to these strategies, The Terminal 76 Brewing Company will also be available for rental and catering upon request.

The last marketing/sales strategy that The Terminal 76 Brewing Company will take on will be sponsorships. The Terminal 76 Brewing Company will sponsor events at local theaters such as concerts and pageants. The Terminal 76 Brewing Company will also sponsor local sporting events and teams. This will include charity sporting events, softball leagues, and tournaments. The Terminal 76 Brewing Company will use this form of advertising because it is relatively cheap and can serve as a strong form of advertisement.

Pricing

The pricing of products at The Terminal 76 Brewing Company will be based on three measurements: competition, cost, and demand. All three of these measures will be important for The Terminal 76 Brewing Company to realize its greatest profits.

The Terminal 76 Brewing Company's beer and cider prices will be very similar to the competition. If our prices are too high, consumers will choose to take their business elsewhere. If prices are too low, The Terminal 76 Brewing Company's profit margin will not be utilized to the fullest. Also considered when pricing, will be the cost of the goods sold by The AeroBrew Beer Company. All products require different goods, quantities, and effort to be made. Products that are more expensive and require more effort to make, or those offered in higher quantities, are going to command a higher price.

The final factor to be considered in pricing will be demand. A lot of this demand will be based on consumer input. The Terminal 76 Brewing Company will monitor sales to see which goods are selling better than others. As stated earlier, if some goods are not selling up to standards, they might be removed from the menu. Likewise, The Terminal 76 Brewing Company would like to measure the price sensitivity of its customers. This will be done by making occasional price markups and markdowns on selected menu items. This will survey how much consumers are willing to pay for certain items.

Alcohol prices will vary depending upon competitor pricing, size, and cost of goods. Furthermore, higher-ABV (alcohol-by-volume) beers will be more expensive, but will be a better deal per ounce than lower ABV beverages. The price of ingredients also plays a major role in the price of beer.

SWOT ANALYSIS

We are in a highly lucrative market in a rapidly growing economy. We foresee our strengths as the ability to respond quickly to what the market dictates and to provide quality brew in a growing market. In addition, through aggressive marketing and quality management we intend to become a well-respected and known entity in the brewing industry. We acknowledge that there is some weakness because we are a small company without a lot of experience, and new competition is a constant threat. Below are the summarized strengths, weaknesses, opportunities and threats.

STRENGTHS
- Diversified menu options between beer styles and ciders
- Unique ability to allow patrons to brew custom batches for home consumption
- Combination of skills in ownership. The owners intend to jointly develop business strategy and long-term plans, having wide experience in product and business know-how.
- An aggressive and focused marketing campaign with clear goals and strategies

WEAKNESSES
- Lack of a reputation in comparison to our competitors
- A limited financial base compared to the major breweries in the area
-

OPPORTUNITIES
- Specific niche: Appreciation for high-quality brews and ciders, enjoyment and refreshment.
- The new generation of individuals and families has a far greater appreciation of attractive packaging (image conscious)
- An ability to combine history and beverage consumption
-

THREATS
- Growing number of breweries opening year after year
- Existing competition
- Intolerable price increases by suppliers may occur
- Availability for certain raw materials

MARKET ANALYSIS

As of 2018, nearly 40% of the 21+ year old population is now a craft beer drinker. That's been going up about one to two percentage points a year. The U.S. 21+ population has been going up by ~2.5M legal drinking age adults in recent years, so that means craft is getting a slightly bigger bump than that every year (since the category gets ~40% of those new 2.5M + 1-2% more of the total ~240M drinkers). That likely averages to around 4-5 million new craft drinkers a year using a "several times a year" drinker definition. Craft drinkers are 31.5% female and 68.5% male in 2018. Small and independent U.S. craft brewers account for 12.3 percent of 2016 beer volumes, according to data from the Boulder, Colo.-based Brewers Association (BA). This is up from the beer segment's 5.7 percent volume share in 2011.

Nearly 40% of craft beer drinkers consume beer on-premises today. For years, beer was steadily shifting to more and more of an off-premise business. Now, here's draught share of beer production since 2000. Based on preliminary estimates, in 2017 draught had its highest share in two decades, and that statement is true whether you include at-the-brewery sales, or even if you exclude them!

COMPETITIVE ADVANTAGE -

Terminal 76 Brewing Company will educate it's patrons of both the history of the aerospace industry, through its beer labels and décor, as well as about the process of brewing via brewery tours and an exclusive, hands on experience through our Brew-Your-Own group experience.

With nine rotating craft beers, two hard ciders and a hard seltzer on tap in the tasting room, patrons will always have the freshest, high quality beer available. Unique adjuncts such as habanero peppers and banana will be used to flavor specialty selections.

MARKETING PLAN-
During the first two years of operation, Terminal 76 Brewing will be leveraging social media (Facebook, Instagram, etc.) as its primary source of marketing. Its Facebook page has grown to over 300 followers in a short two years of public visibility. In addition, collaborative efforts with other breweries will aid in creating visibility to the brewery and significant growth. Terminal 76 Brewing will also participate in various beer tasting festivals throughout the year.

FINANCIAL FORECAST- *Please see attached spreadsheet*